SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE

VIA EDGAR SUBMISSION

February 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf and Donald Field

Re:	Wildfire New PubCo, Inc.

Registration Statement on Form S-1

Filed January 30, 2023

File No. 333-269456

Ladies and Gentlemen:

On behalf of Bridger Aerospace Group Holdings, Inc. (f/k/a Wildfire New PubCo, Inc.) (the “Company”), this letter sets forth the responses of the Company to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 7, 2023 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 filed on January 30, 2023 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, publicly filed with the Securities and Exchange Commission its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter. Please note that all references to page numbers in our responses refer to the page numbers of the prospectus included in Amendment No. 1 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

February 8 2023

Registration Statement on Form S-1 filed January 30, 2023

Cover Page

1.

Please revise your disclosure to clarify that the sponsor holds the 115,000 note shares to be registered for resale. Additionally, we note that you are also registering for resale “up to 2,488,189 shares of Common Stock . . . that were originally issued in a private placement to JCIC Sponsor,” thereby indicating that the total number of shares currently held by your sponsor would be 2,603,189 shares. Please revise to reconcile with your disclosure on page 131 stating that the sponsor owns and may sell up to 2,528,189 shares of common stock pursuant to your prospectus. In this regard, we note that your current report on Form 8-K filed January 27, 2023 indicates that you issued 2,413,189 shares as opposed to 2,488,189 shares in connection with the closing of the business combination.

The Company has revised the disclosure on the prospectus cover page and on pages 11 and 50 of Amendment No. 1 in response to the Staff’s comment.

“Future sales, or the perception of future sales, of shares of our Common Stock, by us or our stockholders in the public market . . . “, page 49

2.

We note your response to comment 4, as well as your revised disclosure “that the number of shares of Common Stock that the Selling Holders can sell into the public markets pursuant to this prospectus exceeds our current free float.” Please revise to also quantify what percentage the resale securities would constitute of your public float assuming the sale of all such shares, to provide investors with a more complete picture of your public float. Please make conforming changes on pages 33 and 84, and also revise your reference on page 33 to “this prospectus supplement” to instead refer to “this prospectus,” if true.

The Company has revised the disclosure on the prospectus cover page and on pages 33, 50 and 84 of Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources

Cash, Page 83

3.

We note your disclosure on page 119 that “[i]n connection with the Business Combination, stockholders owning 34,245,643 shares of JCIC Class A Ordinary Shares exercised their rights to have those shares redeemed for cash at a redemption price of approximately $10.16 per share, or an aggregate of approximately $347,800,000 million.” Please disclose such amount of redemptions here and discuss the related amount of proceeds that you raised from the business combination and how such amount impacts your short- and long-term plans.

U.S. Securities and Exchange Commission

February 8 2023

The Company has revised the disclosure on pages 83-84 of Amendment No. 1 in response to the Staff’s comment.

Principal Securityholders, Page 127

4.	We note your beneficial ownership disclosure and have the following comments:

•	Please provide the information required by Item 403 of Regulation S-K with respect to your chief financial officer Eric Gerrat.

•	Please disclose the natural persons with investment and/or voting control over Barings LLC.

•

Please revise your beneficial ownership disclosure pertaining to the sponsor to also include the 9,400,000 shares of common stock underlying the sponsor’s warrants, or tell us why you are not required to do so.

The Company has revised the disclosure on pages 128-130 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

February 8, 2023

We thank the Staff for its review of the foregoing and Amendment No. 1 to the Registration Statement. If you have any questions regarding the foregoing or Amendment No. 1 to the Registration Statement, please feel free to contact the undersigned at (312) 853-2071.

Sincerely,

/s/ Michael P. Heinz
Michael P. Heinz
Sidley Austin LLP

cc:	Timothy Sheehy, Chief Executive Officer, Bridger Aerospace Group Holdings, Inc.